UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

CAZ GP Stakes Growth Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1360 Post Oak, Suite 2200

Houston, TX 77056

Telephone Number (including area code):

(713) 403-8250

Name and address of agent for service:

Christopher A. Zook

CAZ Investments LP

1360 Post Oak, Suite 2200

Houston, Texas 77056

(Name and Address of Agent for Service)

COPIES TO:

Thomas J. Friedmann, Esq.

Matthew J. Carter, Esq.

Alexander C. Karampatsos, Esq.
Dechert LLP
One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

(617) 728-7120

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Houston, in the State of Texas on the 14th day of April, 2026.

CAZ GP Stakes Growth Fund

By:	/s/ Isaiah Massey
Isaiah Massey
Sole Initial Trustee